UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AENZA S.A.A.

(Formerly Graña y Montero S.A.A.)

(Name of Issuer)

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

00776D 103**

(CUSIP Number)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. Each ADS represents five common shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00776D 103	13D	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,803,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,803,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of September 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on November 1, 2021.

CUSIP No. 00776D 103	13D	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure GP Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,803,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,803,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of September 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on November 1, 2021.

CUSIP No. 00776D 103	13D	Page 4 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Partners Holding Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,803,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,198,601
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,803,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of September 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on November 1, 2021.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 12, 2021 (the “Initial Schedule 13D”) and amended by Amendment No. 1 filed on August 9, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on August 13, 2021 (“Amendment No. 2”) with respect to the Company (the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

As of the date hereof, the Reporting Persons may be deemed to beneficially own: (i) (x) 107,198,601 Common Shares, representing approximately 12.29% of the then outstanding Common Shares, of which 107,198,601 Common Shares were purchased by the Reporting Persons for an aggregate purchase price of approximately U.S. $49,240,952.40 as part of the consummation of the Offers on August 10, 2021 and (y) 23,620 Convertible Bonds which were acquired for an aggregate subscription price of approximately U.S. $23,650,828.47 (including related transaction fees, costs and expenses) and will become convertible into Common Shares on February 28, 2022 (the earliest time that holders of the Convertible Bonds may exercise the conversion option) and (ii) 140,605,330 Common Shares, representing approximately 16.13% of the then outstanding Common Shares, as a result of the arrangements made pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement (as disclosed in the Initial Schedule 13D), the transfer of the Additional Shares to the Trust (as disclosed in Amendment No. 2) and the subsequent sale of the Sold Shares (as defined below), as more fully described in Item 5 below.

The funds used for the Common Shares purchased in the Offers and the Convertible Bonds were funds from IG4 Capital Private Equity Fund II, additional capital from co-investors and existing liquidity.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented to include the following information:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference.

(a) – (b)

The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based on an aggregate 871,917,855 Common Shares outstanding as of September 30, 2021, as set forth in the Form 6-K filed by the Company with the SEC on November 1, 2021.

Each Reporting Person may be deemed to share the power to (i) vote or to direct the vote of (x) 247,803,931 Common Shares in the aggregate, representing approximately 28.42% of the outstanding Common Shares as a result of the consummation of the Offers, the arrangements made pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement (as disclosed in the Initial Schedule 13D), the transfer of the Additional Shares to the Trust (as disclosed in Amendment No. 2) and the subsequent sale of 47,500,001 Additional Shares in the aggregate, representing approximately 5.45% of the outstanding Common Shares by the New Grantors (such shares being the “Sold Shares”), which Sold Shares are no longer subject to the Trust and (y) the Common Shares underlying the 23,620 Convertible Bonds which become convertible on February 28, 2022 at the initial conversion price disclosed in the Initial Schedule 13D, the number of which cannot be determined at this time (the “Converted Shares”) and (ii) dispose or direct the disposition of 107,198,601 Common Shares in the aggregate, representing approximately 12.29% of the outstanding Common Shares, plus the Converted Shares.

Page 5 of 7 Pages

Except as disclosed in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in Item 2, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

(c)

The following table sets forth all transactions with respect to Convertible Bonds effected by the Purchaser in the secondary market during the sixty (60) days prior to the date of this Amendment.

Amount of Convertible Bonds Purchased	Price per Convertible Bond (U.S. $)	Date of Transaction
1,500	1,016.92	October 29, 2021

Except for the foregoing, no other transactions in the Common Shares were effected by the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in Item 2, during the sixty (60) days prior to the date of this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

As of the date hereof, Purchaser has purchased an aggregate number of 23,620 Convertible Bonds convertible into Common Shares at the initial conversion price disclosed in the Initial Schedule 13D for an aggregate subscription price of approximately U.S. $23,650,828.47 (including related transaction fees, costs and expenses). The earliest time that holders of the Convertible Bonds may exercise the conversion option is February 28, 2022.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE GP LIMITED

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PARTNERS HOLDING INVESTMENTS LP
By: IG4 Capital Partners Holding General Partner Limited, its general partner

By:	/s/ Gustavo Nickel Buffara de Freitas
Name:	Gustavo Nickel Buffara de Freitas
Title:	Director

By:	/s/ Felipe Rath Fingerl
Name:	Felipe Rath Fingerl
Title:	Director

[Signature page to Schedule 13D/A]